Exhibit 99.(a)(5)(C)

Marlin Equity Partners Commences Cash Tender Offer

for All Outstanding Shares of Tellabs, Inc.

LOS ANGELES, November 1, 2013 — Marlin Equity Partners (“Marlin”), a global investment firm, today announced that Blackhawk Merger Sub Inc. (“Purchaser”) has commenced the previously-announced cash tender offer for all of the outstanding shares of Tellabs, Inc. (NASDAQ: TLAB) (“Tellabs”) at a price of $2.45 per share, net to seller in cash without interest. Purchaser and its parent company, Blackhawk Holding Vehicle LLC (“Parent”), are affiliated with Marlin Equity III, L.P., Marlin Equity IV, L.P. and Marlin Management Company, LLC (d/b/a Marlin Equity Partners).

On October 21, 2013, Marlin announced that Parent, Purchaser and Tellabs had entered into a definitive merger agreement pursuant to which the tender offer would be made. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Tellabs, and all of the then outstanding shares of Tellabs’ common stock (other than shares held by Tellabs, Parent, their respective wholly owned subsidiaries, or Tellabs’ stockholders who validly exercise appraisal rights under Delaware law with respect to such shares) will be automatically converted into the right to receive cash equal to the $2.45 offer price per share, without interest.

After careful consideration, the board of directors of Tellabs unanimously approved the merger agreement and the transactions contemplated thereby. Accordingly, the board of directors has recommended that Tellabs stockholders tender their shares in the tender offer.

Purchaser and Parent filed with the Securities and Exchange Commission (the “SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms and conditions of the tender offer. Additionally, Tellabs has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Tellabs’ board of directors that Tellabs’ stockholders tender their shares in the tender offer.

The completion of the tender offer is conditioned upon, among other things, satisfaction of a minimum tender condition and other closing conditions. The transaction is not subject to a financing condition. The tender offer commenced today will expire at 11:59 p.m., New York City time, on December 2, 2013 unless the offer is extended in accordance with its terms. Upon the successful completion of the transaction, Tellabs will become a privately held company.

About Marlin Equity Partners

Marlin Equity Partners is a global investment firm with over $2.6 billion of capital under management. The firm is focused on providing corporate parents, shareholders and other stakeholders with tailored solutions that meet their business and liquidity needs. Marlin invests in businesses across multiple industries where its capital base, industry relationships and extensive network of operational resources significantly strengthens a company’s outlook and enhances value. Since its inception, Marlin, through its group of funds and related companies, has successfully completed over 70 acquisitions. The firm is headquartered in Los Angeles, California with an additional office in London. For more information, please visit www.marlinequity.com.

About Tellabs

Tellabs innovations advance smart networks and help its customers succeed. That’s why 80% of the top global communications service providers and 40 of the Fortune 100 companies choose its mobile backhaul, packet optical, Optical LAN and services solutions. Tellabs helps them get ahead by adding revenue, reducing expenses and optimizing networks.

Tellabs (Nasdaq: TLAB) is part of the Ocean Tomo 300™ Patent Index and several corporate responsibility indexes including the Maplecroft Climate Innovation Index, FTSE4Good and eight FTSE KLD indexes. www.tellabs.com.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “seeks” or similar expressions. Forward-looking statements are based on current expectations about future events and are subject to risks, uncertainties and assumptions. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while Marlin believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. All forward-looking statements included in this communication are made as of the date hereof and, unless otherwise required by applicable law, Marlin undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purposes only. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. Purchaser filed on November 1, 2013 with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal and other related documents. Following commencement of the tender offer, Tellabs filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read those materials carefully because they contain important information, including the various terms and conditions of the tender offer. Stockholders of the Company may obtain free copies of these documents, any amendments or supplements thereto and other documents containing important information about Tellabs through the website maintained by the SEC at www.sec.gov.

For additional information, please contact Peter Spasov at (310) 364-0100 or via e-mail at pspasov@Marlininequity.com, or Dan Burch or Jeanne Carr of MacKenzie Partners at (212) 929-5748 or (212) 929-5916, or via email at dburch@mackenziepartners.com or jcarr@mackenziepartners.com.